

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

May 16, 2018

Scott Longval
Chief Financial Officer
IntriCon Corporation
1260 Red Fox Road
Arden Hills, MN 55112

> **Re: IntriCon Corporation
> Registration Statement on Form S-3
> Filed May 7, 2018
> File No. 333-224723**

Dear Mr. Longval:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Francis E. Dehel, Esq.
Blank Rome LLP